UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024 Commission File Number: 001-36363
TCTM KIDS IT EDUCATION INC.
6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, People’s Republic of China Tel: +86 10 6213-5687
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

TCTM Announces New Management Appointment

TCTM Kids IT Education Inc. (NASDAQ: TCTM) ("TCTM" or the "Company"), a leading provider of IT-focused supplementary STEM education services in China, today announced below new appointments to the Company’s management team, effective immediately:

•	Xiaolan Tang has been appointed as Senior Vice President. Mr. Tang joined our Company in 2007, and served as the head of sales and marketing, deputy general manager of our northern region, general manager of our midwestern region. Between 2015 and 2019, Mr. Tang took part in founding Dajiangtai.com, an online IT professional education company, and VIPCODE, an online coding education company for children and teenagers, and served as the vice president of operations. In April 2020, Mr. Tang rejoined our Company and served as our vice president of sales and marketing. Mr. Tang has over 20 years of experience in the sales and marketing for the education industry, the business operations and management of corporate matters. Mr. Tang received a bachelor’s degree in management from Jilin University in 2001.

•	Xiaohui Liu has been appointed Vice President. Mr. Liu joined our Company in 2018, and was appointed as the general manager of Beijing region in March 2021. Mr. Liu has over 11 years of experience in the education industry, and previously served in various education companies, including but not limited to, Meta Data Ltd (NYSE: AIU) and Best Learning English. Mr. Liu received a bachelor’s degree in Laws and Sociology from Shanxi Normal University in 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARENA INTERNATIONAL, INC.

	By:	/s/ Xiaobo Shao
	Name:	Xiaobo Shao
	Title:	Chief Financial Officer

Date: April 18, 2024